UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 7, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL SIGNS AGREEMENT WITH RUSSIAN RAILWAYS TRANSPORTATION SERVICE

Moscow, Russia — April 7, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of the
leading Russian mining and metals companies, reports signing a new agreement with Russian Railways OAO’s Center of Corporate Transportation Services,
including organization of cargo train traffic by reserved routes with fixed arrival and departure times.
The agreement is valid from April 1, 2015 till December 31, 2015. Russian
Railways OAO will offer Mechel Group’s railway operator its services on cargo train traffic on approved schedules on the following routes:
— from Yakutugol Holding Company OAO (part of Mechel Group) to Trade Port Posiet
OAO (part of Mechel Group, located on the coast of the Sea of Japan);
— from Yakutugol Holding Company OAO to Port Vanino OAO (located on the coast of the Tartar Strait);
— from Southern Kuzbass Coal Company OAO (part of Mechel Group) to Trade Port
Posiet OAO;
— from Southern Kuzbass Coal Company OAO to Port Vanino OAO.
According to the prior agreement, which was valid since November 1, 2013 until
March 31, 2015, Mecheltrans dispatched some 1,800 cargo trains on fixed schedules. The overall transit time went down by nearly 20% as compared to cargo delivery time norms. The company was also able to transport requisite amounts of coal by a fewer number of wagons, redirecting a part of its wagon park to other production needs.
As Elga Coal Complex continues to develop, the company plans to extend the practice of traffic control using fixed schedules. Cargo trains are planned to be formed at Ulak station which is linked by a direct railway to the Elga deposit.
“In 2014, Mechel’s cargo amounted to 12% of all cargo shipped by Russian
Railways using fixed schedules. Mechel is one of Russian Railways’ major clients provided such a service. Today cargo train traffic control on fixed schedules is a key indicator of the quality of railways operation. This technology enables us to efficiently distribute the load on Russian Railways OAO’s infrastructure, streamline the work of our locomotive teams, optimize exploitation costs. This is especially important when making sure that the load on the Baikal-Amur
Mainline’s eastern part is distributed evenly, and for the development of the entire Eastern Railway operating domain,” Deputy General Director of the Center of Corporate Transportation Services (Russian Railways OAO’s subsidiary) Sergei
Kolesnikov said.
“We have a lot of positive experience in working with Russian Railways’
subsidiaries in routing our shipments and train traffic using pre-approved schedules. In addition to improving our wagon park’s use and decreasing turnover time of our wagons, our delivery of export cargo is guaranteed now to reach sea ports exactly on schedule, which enables us to plan our further logistics more precisely — such as vessel presentation, freight and preparation of port facilities. Together with Russian Railways, we constantly work at various ways to improve traffic management,” Mecheltrans Management Company’s Chief Executive
Officer Alexey Lebedev commented.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 7, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO